

July 6, 2012

Via E-mail
Diana M. Hendricks
President and Chief Executive Officer
United People Power, Inc.
656 Ave. A, Suite 22
Boulder City, NV 89005

> **Re:** **United People Power, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 11, 2012**
> **File No. 333-178343**

Dear Ms. Hendricks:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

    *   Describe how and when a company may lose emerging growth company status;

    *   Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    *   State your election under Section 107(b) of the JOBS Act:

o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. We note your response to comment 5. However, you did not file the subscription agreement as an exhibit to the registration. Accordingly, we re-issue our comment.

4. Please re-file the legal opinion previously filed as exhibit 5.1 to the registration statement. Such legal opinion should reflect your responses to comment 25 and 26.

<u>Risk Factors, page 6</u>

<u>Risks Relating to our Stock, page 9</u>

<u>Our company has a concentration of stock ownership and control, which may have the effect of delaying, preventing, or deterring a change of control, page 10</u>

5. We note your response to comment 14. Please revise this risk factor to clarify that your President, CEO and Chairman of the Board controls your 77.6% shareholder, The Holding Company Spendthrift Trust.

Use of Proceeds, page 11

6. Please tell us why the $20,237 of "Other Expenses" included in your table does not agree to the estimated $25,530 of offering expenses disclosed in Item 13 on page II-1.

Description of Business and Property, page 13

Business Strategy, page 13

7. We note your response to comment 11. The description of your business and how you intend to generate revenues continues to be unclear. Please revise to better explain your business, including, without limitation, the bulleted items below. Please also make a similar revision to the disclosure in "Prospectus Summary—Business Strategy" as appropriate.

- Please explain the meaning of a "targeted marketing domain." Please explain the meaning of a "Power.com" targeted marketing domain and disclose whether you own such domains. Please also provide the disclosure required by Item 101(h)(4)(vii) of Regulation S-K to the extent it materially applies to your business.

- Based on your disclosure elsewhere in the prospectus, it does not appear that you market Essante' Worldwide products. Instead, it appears that you provide an avenue for your customers to market such products. If correct, please revise the disclosure to accurately describe your business.

- Please disclose the number of persons who are subscribing to your services at $9.95 per month as of the latest practicable date. If such number is less than 100,000, then please disclose that there is no guarantee that 100,000 people will use your services.

- Please explain how the "unlimited partnerships" with other green companies will increase your revenues as you grow.

- Please remove the comparison of you to Facebook throughout your filing, as such comparison appears to be inappropriate in light of your limited operating history and minimal revenue.

- Please explain what a "distributor number with Essante' Worldwide" means. Please also clarify how you will earn a 10% commission.

- Your business plan appears to be based on the business Essante' Worldwide. Please revise your disclosure first to explain what Essante' Worldwide is and then to explain how your business plan is tied to Essante Worldwide's business.

Our Management, page 17

Directors, Executive Officers, Promoters and Control Persons, page 18

8. We note your response to comment 13. Please revise to clarify the business experience of Ms. Hadley, Ms. Brown, Mr. Myers and Mr. Kaulfors for the last five years. See Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 21

9. We note your response to comment 14. Please revise the number of shares beneficially owned by all directors and officers as a group, which is currently 9,000,000, to include the 600,000 shares beneficially owned by Messrs. Kaulfors, Myers and Powell.

Certain Relationships and Related Party Transactions, page 21

10. Please disclose the name of the consultant, the name of the consultant's father and the name of the consulting company. See Item 404(a)(1) of Regulation S-K.

Plan of Distribution, page 23

11. Please revise the third sentence of the eighth paragraph to state that the selling stockholders "are" underwriters, instead of "may be deemed to be" underwriters.

Report of Independent Registered Public Accounting Firm, page F-1

12. We note the changes to your audit opinion in response to comment 18. However, in the opinion paragraph of the audit opinion, your auditors have not included a parenthetical reference after the reference to United People Power, Inc. that reads "A development stage company." It also does not appear that your consent in Exhibit 23.1 includes a parenthetical reference following each mention of United People Power, Inc. that reads "A development stage company." Please revise.

Notes to the Financial Statements, page F-9

Note 2. Significant Accounting Policies, page F-9

Websites-Intangibles, page F-11

13. We note your response to comment 19 and noted that you valued your domain names based on "management's internal estimate" of their value and believe these intangible assets have indefinite lives. Please address the following items:

- Explain to us in greater detail how you determined the value of the domain names approximated $400,000. In doing so, please advise us how you determined a market participant would value the asset at $400,000 and why a seller would dispose of an asset of that value for an equity interest that appears to be worth significantly less than $400,000. We note, for example, that you had only $1,180 of other assets as of December 31, 2011, no revenues at the time of the domain name purchase, and there are substantial doubts about your ability to continue as a going concern.

- We note your disclosures on page 21 that The Holding Company Spendthrift Trust ("the Trust"), solely owned by your Chairman and President, beneficially owns 8 million shares of your common stock. If, as it appears, these 8 million shares represent the 8 million shares issued to acquire your domain names, please tell us why you did not initially record the domain names at the transferor' historical cost. If our assumption is correct, please tell us how much The Trust and/or your Chairman paid to originally acquire the related domain names. See SAB Topic 5.G.

- We note your statement in response to prior comment 20 that you believe the $400,000 recorded to domain names was "overly conservative" and that a valuation appraisal conducted in October 2011 indicated that the appraised value of the domain names was approximately $800,000. It appears that you are assessing this value based on the historical cash sales of your common stock for $0.10. Please be advised that the definition of fair value, as noted in ASC 820-10-35-2, is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Also note, as indicated in ASC 820-10-35-3, that a transaction price might not represent the fair value of an asset at initial recognition if a transaction is between related parties. Since your stock does not trade in an active market and it appears that not all purchasers of your stock represent third parties completely independent of and unaffiliated with your company and/or employees, it is unclear to us how the unadjusted $0.10 transaction price represents the exact fair value of your common stock. Likewise, it does not appear appropriate to appraise your domain names by extrapolating the 8 million shares issued in the acquisition by the unadjusted $0.10 transaction price.

- Considering your limited operating history, nominal revenues and non-intangible assets, and your disclosure on page F-12 indicating that your ability to renew your domain names is dependent on "sufficient revenue" levels, explain why you believe these domain names are expected to indefinitely contribute to your future cash flows. Please review the guidance in paragraphs 1-4 of ASC 350-30-35.

Item 15. Recent Sales of Unregistered Securities, page II-2

14. We note your response to comment 23. However, you did not file the Form D. Accordingly, we re-issue our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andrew Blume at (202) 551-3254 or Jason Niethamer at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Catherine Brown at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Harold P. Gewerter, Esq.
        Harold P. Gewerter, Esq. Ltd.